SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of the Issuer)

LINE Corporation	NAVER Corporation NAVER J. Hub Corporation	SOFTBANK CORP.

(Name of Persons Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Classes of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

LINE Corporation JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan Phone Number: +81-3-4316-2050 Attention: Mr. Satoshi Yano	c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Toshiro Mochizuki, Esq. Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011, Japan Phone Number: +81-3-5251-1601	Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $91,093.37

Form or Registration No.: Schedule TO

Filing Party: NAVER Corporation

Date Filed: May 27, 2020, August 3, 2020

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Amendment No. 4 to Schedule 13E-3 (the “Amendment”) amends and supplements the transaction statement filed as Amendment No. 3 to Schedule 13E-3 on August 3, 2020 (the “Original Schedule 13E-3”, and as amended by this Amendment, the “Schedule 13E-3”). This Schedule 13E-3 is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (the “TSE”) and a consolidated subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER, (iii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly owned subsidiary of NAVER (“NAVER Purchaser”), and (iv) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE (LINE, NAVER and the Purchasers collectively, the “Filing Persons”, and each, a “Filing Person”). This Schedule 13E-3 relates to the joint offer by NAVER Purchaser and SoftBank to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares”, and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs”, and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $51.22 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.035, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 30, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”, and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The Offers are being made pursuant to the business integration agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, and together with the Business Integration Agreement, the “Transaction Documents”), by and between NAVER and SoftBank.

Except as otherwise set forth in this Amendment, the information set forth in the Original Schedule 13E-3 remains unchanged and together with the Amendment No. 4 to Schedule TO filed by NAVER and the Purchasers with the SEC on August 4, 2020 (“Amendment No. 4 to Schedule TO”) is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Original Schedule 13E-3 and Amendment No. 4 to Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in Amendment No. 4 to Schedule TO under the heading “Item 4. Terms of the Transaction” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Amendment No. 4 to Schedule TO under the heading “Item 5. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

The information set forth in Amendment No. 4 to Schedule TO under the heading “Item 11. Additional Information” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020

LINE CORPORATION

By:	/s/ In Joon Hwang
Name:	In Joon Hwang
Title:	Director, Chief Financial Officer

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning